SUB-ITEM 77K:  Changes in registrant’s certifying accountant

On November 10, 2008, the Board of Directors for The Denali Fund, Inc. (the “Fund”) ratified Deloitte & Touche LLP as the Fund’s independent registered public accounting for the Fund’s fiscal year ended October 31, 2008. Briggs, Bunting & Dougherty LLP was previously engaged as the independent registered public accounting firm to audit the Fund’s financial statements.  Briggs, Bunting & Dougherty LLP issued a report on the Fund’s financial statements as of October 31, 2007.  Such reports did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  The decision to remove Briggs, Bunting & Dougherty LLP was approved by the Fund’s Treasurer and ratified by the Fund’s Board of Directors.

At no time during the period immediately preceding the dismissal of Briggs, Bunting & Dougherty LLP through September 10, 2008, were there any disagreements with Briggs, Bunting & Dougherty LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Bunting & Dougherty LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

The Fund engaged Deloitte & Touche, LLP as its new independent registered public accounting firm on October 20, 2008.  At no time preceding the engagement of Deloitte & Touche, LLP did the Fund consult Deloitte & Touche, LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements.